Stellent and Optika Merger Questions/Answers	Page 1

Filed by Stellent, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Optika Inc.
Commission File No.: 0-28672

STELLENT AND OPTIKA TO MERGE
QUESTIONS/ANSWERS

Why did Stellent merge with Optika?

Stellent decided to merge with Optika for three primary reasons:

1)	The combined company will provide organizations with the most complete enterprise content management solution on the market and drive a new standard for such solutions.

2)	Customers will benefit immensely from this transaction because both Stellent and Optika share a dedication to delivering solutions that are powerful, easy to use, ROI-driven and able to flexibly scale to meet future needs. Together, Stellent and Optika will be able to deliver a more comprehensive, affordable product line that represents a clear choice for companies that realize both the mission-critical nature and magnitude of managing their unstructured content.

3)	The transaction will result in a strong financial position for the combined company. Together, based on preliminary December quarter results, the companies will have an annual revenue run rate of approximately $100 million and a cash and marketable securities position of approximately $70 million.

What is the deal price? How will it be paid?

Stellent has signed a definitive merger agreement to acquire all outstanding shares of Optika for $10 million in cash, approximately 4.1 million shares of Stellent common stock and the assumption by Stellent of Optika’s outstanding options. Based on Stellent’s stock price as of Jan. 9, 2004 and including the value of the options to be assumed, the transaction is currently valued at approximately $59 million.

What financial impact does the transaction have for Stellent?

The transaction is expected to be immediately accretive on a pro forma basis, excluding the effects of non-cash or non-recurring charges related primarily to expenses such as amortization of certain intangible assets. The combined company will have an annual revenue run rate of approximately $100 million and a cash and marketable securities position of approximately $70 million.

When will the transaction close?

It is targeted to close by April, 2004.

Will Stellent hire all of Optika’s current employees?

There are no significant employee changes anticipated for Stellent or Optika.

What role will Optika’s management team play at Stellent? Will the entire team join Stellent?

Mark Ruport, currently president and CEO of Optika will join Stellent as an executive vice president. Alan Menkes, a current Optika board member, will join Stellent’s board of directors. There is an integration team currently in place. Further details will be announced upon the close of the transaction.

When was Optika founded?

1988

How many customers does Optika have?

2000

Does Optika have a strong presence in specific vertical markets? If so, which ones and who are its key customers?

Yes. Optika has expertise in several vertical industries, including:

•	Manufacturing

Stellent and Optika Merger Questions/Answers	Page 2

•	Retail

•	Distribution

•	State and local government

•	Financial services

Optika has over 2000 customers, including The Home Depot, Costco Wholesale, Merrill Lynch, Georgia-Pacific, Bayer Corp. and Turner Broadcasting Systems.

How does the technology Optika offers differ from and/or enhance what Stellent’s product suite already provides?

Stellent and Optika each offer solutions for the management of unstructured content. Optika, however, has focused on providing solutions surrounding fixed—or transactional—content, such as accounts payables, claims processing or student loan processing. Typical requirements of these applications are high-volume content with low-volume access where sophisticated BPM and ERP integrations are critical.

Alternatively, Stellent has been delivering solutions for managing consumption-oriented content—or the business content business users deal with every day—for document and Web content-oriented applications such as intranets, call centers, dealer extranets and public Web sites. Typical requirements of these applications are dynamic desktop content with high-volume consumption, sophisticated security models and content conversion and publishing.

What are the key strengths of Optika’s family of products?

Document imaging, business process management and records management

Will Optika’s offerings replace any of Stellent’s current technology?

The two companies’ products are primarily complementary. There are no current plans to eliminate any part of Stellent’s product line.

How will Optika’s product line fit into Stellent’s Universal Content Management architecture? Is Stellent transitioning away from its single user interface, single server strategy?

No, Stellent is not transitioning away from its Universal Content Management architecture. Stellent will expand its Universal Content Management architecture to include support for Optika’s products. Together, Stellent and Optika will deliver a universal content repository to support existing products and applications as well as new Stellent-developed or acquired applications.

Will Stellent market and sell Optika’s offerings as a separate product line? Or, will Optika’s technology be integrated into the Stellent suite?

Initially, Stellent will market and sell Optika’s offerings as a separate product line. The Stellent and Optika sales force will cross-sell the two product lines. Since Stellent and Optika product suites are based on a services-oriented architecture, both can be readily integrated through Web services for content or services sharing. In the future, the combined company will deliver a universal content repository to support existing products and applications as well as new Stellent-developed or acquired applications.

Describe Optika’s primary sales strategy. Is it primarily focused on direct or indirect sales channels?

Optika’s sales strategy includes both a direct sales force and a large VAR/reseller network. Approximately 50% of Optika’s revenues are from the direct sales force, and 50% are from the channel.

How large is Optika’s sales force? What will be the size of the combined sales force?

Optika has 13 sales people. The combined company will have 66.

Describe the nature of Optika’s strategic alliances with technology solutions and services providers.

Optika has strong technology alliances with many ERP providers, including Oracle, PeopleSoft/J.D. Edwards and Microsoft Business Solutions.

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Stellent and Optika Merger Questions/Answers	Page 3

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Any forward-looking statements, including statements regarding the effect of the merger on the future operating results of Stellent and the expected closing of the merger, in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the transaction will not be consummated or that Optika’s businesses will not be integrated successfully with Stellent’s businesses, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company’s products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Stellent intends to file a registration statement on Form S-4 in connection with the transaction, and Stellent and Optika intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of Stellent and Optika are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

In addition to the registration statement and the joint proxy statement/prospectus, each company files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from either company.

INFORMATION CONCERNING PARTICIPANTS

Each of the companies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2002 annual meeting of shareholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and executive officers of Optika may be found in Optika’s definitive proxy statement of its 2003 annual meeting of shareholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.